LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

March 21, 2005

Via Federal Express

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:
Nationwide Financial Solutions, Inc.; Amendment Number 2
To Registration Statement on Form SB-2; File Number 333-120428

Attn:    William Bennett, Mail Stop 0511

Dear Mr. Bennett:

        On behalf of the above-captioned registrant (the "Company" or "we"), we are enclosing herewith Amendment Number 2 to the Company's Registration Statement on Form SB-2 revised in response to the Staff's comments as contained in its comment letter to us dated March 15, 2005. We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's letter to us.

        1.     We have revised the cover page to the Prospectus and the "Selling Stockholders" section to indicate that the shares will be offered by the Company's officers, directors, affiliates and control stockholders for a period of two years from the date of the Prospectus. Moreover, we have footnoted the names of such individuals in the "Selling Stockholders" section.

        2.     We have indicated in the second paragraph under "Shares Eligible For Future Sale" that the shares were issued to creditors and equity security holders pursuant to Section 1145 of the U.S. Bankruptcy Code. Section 1145 provides that shares issued by a debtor pursuant to a plan of reorganization confirmed by the Bankruptcy Court may be resold without restriction and, accordingly, are free-trading securities. The issuance and sale of such securities are also exempt from registration pursuant to Section 3(a)(7) of the Securities Act of 1933, as amended.

        3.     We have added a fourth paragraph under "Current Operations" in which we indicate that we do not use federal or state bankruptcy or insolvency statutes in assisting our clients and that, accordingly, recently enacted legislation which makes it less attractive for individuals to file for bankruptcy will not have a material effect on our business.

        4.     We did not have business insurance at the time of the fire, thus were not afforded any coverage and have so indicated in the second paragraph of "Summary Business." We currently have full insurance coverage.

        5.     We have revised our discussions to more fully disclose the factors underlying our operating cash flows.

        6.     The 950,000 shares were initially issued to Pursuit (see Item 26(i) and (iii)). Subsequently, Pursuit distributed the shares to Pursuit's LLC members according to their interests in the LLC (see the last paragraph of Item 26(iii)).

        7.     We supplementally advise you that the payment for the ISI loans was made by ISI to us solely in cash. We did not receive anything other than cash as settlement in full for the balance due to us.

        8.     We have revised the paragraph under "Business-History" to indicate that Newbridge Products, Inc. may be considered a predecessor and indicating that Jack D. Kelley, Brian Kelley and Derold Kelley organized Newbridge in 1995 and operated it as a van conversion business in Phoenix, Arizona until it filed for bankruptcy protection in 2001.

        9.     William Luke owns 950,000 shares of our common stock, as indicated under the Prospectus section entitled "Security Ownership of Executive Officers, Directors and Beneficial Owners of Greater Than 5% of Our Common Stock." We have revised the first column under "Selling Stockholders" to indicate that Mr. Luke owns 950,000 shares, or 8.7% of our outstanding shares, and have also revised the fifth column indicating that he will continue to own 373,845 shares of our common stock after the sale of the 576,155 shares we are registering by the Prospectus.

        10.   We have added a footnote 3 under "Selling Stockholders" to indicate all individuals who acquired their shares from Pursuit Ventures, LLC. We have also amended the subject "Security Ownership of Executive Officers . . . " to indicate that Pursuit Ventures is a "group" as defined in Item 4.03 of Regulation SB and have explained in a footnote thereto that the subject 875,000 shares held by Pursuit were subsequently distributed to its LLC members. We have also cross-referenced this footnote to the "Selling Stockholders" section of the Prospectus.

        11.   We have indicated under "Related Party and Other Material Transactions" that Stephen G. Luke, our Chief Executive Officer, director and controlling stockholder, is the Manager of Shalimar LLC and owns all of its outstanding LLC interests in Shalimar.

        12.   Although the issuance of the warrants occurred in September 2001, more than three years ago, and therefore, pursuant to Rule 701 is not required to be included in Item 26, we have nevertheless, for consistency, made reference to the issuance of these warrants in (i) of Item 26. As indicated therein, the 1,000,028 shares of common stock along with the subject warrants were issued in accordance with Newbridge Products' Plan of Reorganization, under Section 1145 of the U.S. Bankruptcy Code.

        13.   We supplementally advise you that the amounts reclassified from cost of revenues to selling and marketing expenses for the fiscal years ended June 30, 2004 and 2003 solely relate to lead acquisition costs. These lead acquisition costs are incurred by us to unrelated entities that furnish us with data regarding individuals that they have identified who may constitute prospective clients for our debt resolution program. In connection with our updating of our financial statements for the six months ended December 31, 2004 and 2003, we revisited the classification of these costs with our technical accounting advisor and independent auditor who concurred that such would be more appropriately classified as selling and marketing given that they solely relate to client prospecting and not to existing client engagements. We have revised Note 3—Reclassifications to specifically disclose such reclassification.

        14.   As requested, we have deleted all disclosures related to the quarterly periods ended December 31, 2004 and 2003.

        15.   As indicated in our telephone conversation, we inadvertently listed one of our selling stockholders as holding 50,000 shares of our common stock for sale rather than 75,000 shares. Accordingly, we increased the number of shares to be registered under the Prospectus by 25,000 shares to be consistent with his ownership as listed under "Selling Stockholders." We did not sell any additional securities following the initial filing of our Registration Statement on Form SB-2.

        16.   We have revised the legality opinion accordingly.

        17.   The term "public stockholders" was used in the Share Exchange Agreement to designate those stockholders who hold free-trading securities. We agree with the Staff that the term was ill-considered as there was no public market for the securities at that time. However, the designation was merely used in the agreement to differentiate those shares held by individuals who could resell them into a public market pursuant to Section 1145 of the U.S. Bankruptcy Code, if such a market developed. Again, it was a poor choice of terminology. The basis for our conclusion that the failure to register the shares within 45 days did not create "any contingencies for any liabilities" is based upon the fact that there is no penalty in the Share Exchange Agreement for a failure to complete such registration within the time period indicated. Contrary to registration rights agreements, which create liability for issuers who fail to register securities sold in private placements within a stated period of time, no such penalty or liability results under the Agreement. Moreover, Pursuit Ventures has never raised the issue with us, either orally or in writing, nor has it given us any indication that it believes it was damaged in any way. Finally, even if Pursuit Ventures chose to bring an action, there would be no damages as the stock has never traded. Therefore, registering the shares earlier would not have allowed for a sale, since no market exists in which to make such a sale.

        18.   We have included Mr. Luke's payment guaranty as Exhibit 10.11 to the Registration Statement.

        Should you have any questions or comments with regard to the above, please do not hesitate to contact our office.

Very truly yours,
/s/ Gary A. Agron Gary A. Agron

GA/JP

Enclosures